

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

Via E-mail
Robert F.X. Sillerman
Chairman and Chief Executive Officer
SFX Entertainment, Inc.
430 Park Avenue
New York, NY 10022

Re: **SFX Entertainment, Inc.**
        Amendment No. 5 to Registration Statement on Form S-1
        Filed September 25, 2013
        File No. 333-189564

Dear Mr. Sillerman:

        We have reviewed your responses to the comments in our letter dated September 19, 2013 and have the following additional comments.

Prospectus summary, page 1

Company Overview, page 1

1. Please refer to the third paragraph under this subsection. We note your disclosure that the first TomorrowWorld festival will be held in September 2013. We note from the TomorrowWorld website that the festival was scheduled for September 27th - 29th. Please revise the prospectus throughout to update this disclosure. To the extent known, please also disclose the number of attendees.

The Offering, page 10

2. We note 80,513,821 shares will be outstanding after the offering. Please reconcile for us the number of shares outstanding as of June 30, 2013 to the number of shares that will be outstanding after the offering. In this regard, after giving effect to the conversion of 17,430,000 shares of common stock from temporary equity, the issuance of 233,000 shares of restricted stock to Mr. Sillerman and the shares of common stock to be issued in the IPO, we were unable to account for a difference of 21,252 shares. Please advise and revise your disclosures to explain the reason(s) for the difference.

Capitalization, page 52

3. Please revise your capitalization table to disclose your outstanding common shares on an actual, pro forma and pro forma as adjusted basis. Also, please disclose the number of redeemable common shares on an actual, pro forma and pro forma as adjusted basis.

Dilution, page 53

4. We were unable to recalculate the per share amount representing the increase in the net tangible book value attributable to the sale of shares in the offering of $2.41. Similarly, we were unable to recalculate the net tangible book value per share after the offering if the underwriters exercise their overallotment option of $2.03. Please provide us with your computations.

5. Please note the table on page 54 should be based upon the total consideration paid to the issuer, and the average price per share of common stock paid by existing shareholders and by new investors purchasing shares of your common stock at the initial public offering price, before deducting the underwriting discount and estimated offering expenses. Your current presentation appears to include consideration paid by new investors net of underwriting discount and offering expenses. Please revise your disclosure accordingly.

6. Furthermore, it appears the amount in the table representing shares purchased by existing shareholders does not agree to the number of shares outstanding on a pro forma basis as presented on the face of your balance sheet on page F-57. Please note the table summarizes existing shareholder information as of June 30, 2013. Additionally, the amount included as total consideration paid, and used to calculate average per share price paid by existing shareholders appears to represent the sum of common stock, APIC and subscriptions receivable presented on a pro forma basis on the face of your balance sheet as of June 30, 2013. Please note such amounts should represent the total consideration paid and the average price per share paid by existing shareholders. Please revise your presentation accordingly.

7. Notwithstanding the above, it appears the percentages included in the penultimate paragraph on page 54 have been calculated incorrectly. Please revise accordingly.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 63

8. Reference is made to footnote 1(c). Please revise the amount representing net proceeds from the offering of $182.9 million to be consistent with amounts disclosed elsewhere in the document. In this regard, we note on page 10 net proceeds from the offering after deducting underwriting discounts and estimated offering expenses are estimated to be approximately $178.6 million. Similarly revise footnote 9 with respect to the adjustment of $182,910 for the initial public offering.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Aron Izower, Esq.
        Reed Smith LLP